Exhibit 99.1

AutoChina International Limited Appoints PricewaterhouseCoopers as its Independent Auditor

SHIJIAZHUANG, China--(BUSINESS WIRE)--AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC - News), China’s largest commercial vehicle sales, servicing, leasing, and support network, has appointed PricewaterhouseCoopers LLP as the Company's independent accountants for the year ended December 31, 2010. PricewaterhouseCoopers LLP replaces Crowe Horwath LLP. The decision to appoint PricewaterhouseCoopers comes after a thorough selection process conducted by the Company's Audit Committee and management.

Mr. Yong Hui Li, Chairman and CEO of the Company, "We would like to thank Crowe Horwath for its past service on behalf of AutoChina. PricewaterhouseCoopers is a highly regarded accounting practice with experience with China-based companies and financial services, and we look forward to working with the firm.”

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li. The Company owns and operates 180 commercial vehicle financing centers in Northern China regions; and primarily provides sales-type leasing and support for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts and are indentified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “should,” “will” and other similar terms and phrases, including references to assumptions and forecasts of future results. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from those anticipated at the time the forward-looking statements are made. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;

•	Changing legislation or regulatory environments;

•	Requirements or changes affecting the businesses in which the Company is engaged;

•	Industry trends, including factors affecting supply and demand;

•	Labor and personnel relations;

•	Credit risks affecting the Company's revenue and profitability;

•	Changes in the automobile or commercial vehicle industry;

•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

•	Changing interpretations of generally accepted accounting principles;

•	General economic conditions; and

•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

Contact:
AutoChina International Limited
Jason Wang, 858-997-0680
Chief Financial Officer
jcwang@autochinaintl.com

or

Investor Relations:
The Equity Group Inc.
Adam Prior, 212-836-9606
Vice President
aprior@equityny.com